Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Banco Santander (Brasil) S.A. (Commission File No.: 333-196887)

SPEECH BY MS. ANA BOTÍN

EXTRAORDINARY GENERAL SHAREHOLDERS’

MEETING

15 SEPTEMBER 2014

1.- INTRODUCTION/THANKS

Mr President of Cantabria

Mr Mayor of Santander

Ladies and gentlemen shareholders,

I would like to speak, first of all, in tribute to the memory of our former Chairman, Emilio Botín.

In almost thirty years as the Chairman of the Bank, he made Santander the number one bank in the Eurozone, and one of the top ten banks worldwide in market capitalization.

At the beginning of his chairmanship, Santander was barely ranked among the top hundred and forty international banks.

His achievements came from a clear vision:

-	prudent risk-taking,

-	focus on the client and on commercial banking, and

-	agility, so as to move forward and take advantage of opportunities for growth.

Speech by Ms. Ana Botín Extraordinary General Shareholders´ Meeting 15 September 2014

You, ladies and gentlemen shareholders, were always one of his top priorities, and the dividend has also been a main focus for the Bank.

Today, thanks to his vision, Santander is not only larger but also more diversified and more solid, as shown by its resilience throughout the financial crisis, being one of only three large international financial institutions to go through the crisis without incurring losses during even a single quarter.

His support for initiatives in education and culture has also been outstanding, with Santander’s commitment to academia and to society making it a benchmark institution both in Spain and in all the markets in which Santander operates.

Looking to the future, we will follow the same strategy and work to further strengthen the Santander culture, which is the basis for sustainable growth.

It is a culture focused on commercial banking, on being close to our clients and offering them the best service, and on seeking to contribute to social and economic progress.

My ambition is to continue this success story, to which I will dedicate my greatest efforts.

2.- BRAZILIAN TRANSACTION

As you know, this extraordinary general shareholders’ meeting has been called by the board of directors of the Bank in order to submit for your approval an increase in share capital.

This increase in share capital will shares of Banco Santander Brasil held by representing 24.75% of its share capital.

Speech by Ms. Ana Botín Extraordinary General Shareholders´ Meeting 15 September 2014

Last April, the Bank announced a public offer to the minority shareholders of Santander Brasil to be paid for with Santander shares, and valuing the shares of Santander Brasil at the market price on the day prior to the announcement of the offer plus a 20% premium.

The offer is voluntary and is not subject to a minimum level of acceptance.

If the offer is accepted for all of the shares of Santander Brasil held by minority shareholders, Santander shares equivalent to 5.62% of the Bank’s share capital would be issued.

The shares of Santander Brasil will remain listed on the Brazilian stock exchange, and a request will be made to list the shares of Banco Santander as well.

As stated when the offer was announced, this transaction is financially beneficial both for the shareholders of Santander Brasil and for those of Banco Santander.

For the minority shareholders of Santander Brasil, it is beneficial not only due to the premium, but also because the offer is made up of Santander shares.

This will allow those accepting the offer to continue to benefit from the advantages of the Group’s investment in Brazil as well as sharing in the strength and diversification of Banco Santander.

The transaction is also very beneficial for you, ladies and gentlemen shareholders, as it will entail a 1.3% increase in earnings per share of the Bank.

This assumes both the market consensus regarding the 2015 earnings for Santander Brasil and an acceptance of the offer for all shares held by the minority shareholders.

Speech by Ms. Ana Botín Extraordinary General Shareholders´ Meeting 15 September 2014

The transaction has practically no impact on the Group’s share capital, adding three basis points to the Basel III core capital ratio.

3.- BRAZIL

The proposal we today submit for the approval of the shareholders demonstrates the Group’s confidence in Brazil and in Banco Santander Brasil.

Brazil is a tremendous country, with strong potential for growth.

With a population of 200 million inhabitants – of whom 100 million belong to the middle class – and enormous natural resources, it constitutes the 7th largest economy in the world.

It also has solid institutions, a strong and high-quality business sector and a well managed and supervised financial system that permits proper financing of the growth of the Brazilian economy, which still has little banking coverage and will in the coming years experience strong momentum in various sectors such as:

-	export of agricultural products,

-	infrastructure projects and development of the tourism industry,

-	consumer products and construction of housing to meet the demands of an increasingly powerful middle class, and

-	the energy sector.

All the above gives us confidence in the attractiveness of the Brazilian economy, and that the country will overcome the period of economic slowdown it is experiencing at this time.

Speech by Ms. Ana Botín Extraordinary General Shareholders´ Meeting 15 September 2014

But, above all, this transaction demonstrates our confidence in the capacity of Banco Santander Brasil to bolster its results – which today represent 20% of the Group’s attributable profit – providing an appropriate return on our investment.

We have great potential to develop our activities in Brazil, through credit growth in segments where our market share is still limited and through advisory services and the financing of the significant infrastructure projects that are going to be implemented.

All this, together with the supply of services better adapted to the needs of our clients and the full utilization of all the business capacities of the Santander Group, opens up great opportunities for us that I am sure we will be able to use to our advantage.

This transaction will allow us to consolidate a key position in the geographic diversification of the Santander Group, which is one of its distinguishing characteristics, with an appropriately balanced presence in mature and emerging markets.

These unique characteristics of Santander, together with the Group’s configuration through subsidiaries that are autonomous in terms of both capital and liquidity, give us particular resilience in the face of any adverse circumstance, as demonstrated during the recent financial crisis.

As previously mentioned, we have been one of the few international banks not to suffer losses during a single quarter.

4.- GROUP SITUATION AND PROSPECTS

I now wish to offer some brief thoughts on our view of the economic situation and the evolution of our Group and on its future prospects.

Speech by Ms. Ana Botín Extraordinary General Shareholders´ Meeting 15 September 2014

Last 31 July the Chief Executive Officer reported on the results obtained during the first half of the year.

As you all know, they are excellent results, with profits of 2,756 million euro, which represents an increase of 22% on the first half of the previous year.

This has been reflected in the positive movement of Santander shares, which have increased 18.1% in value so far this year.

We are particularly satisfied with the positive developments in revenues, cost control and the falling cost of credit and with the decrease in non-performing loans across the whole Group, and specifically their stabilization in Spain.

At this time, as the conclusion of the third quarter is already close at hand, I can tell you that the positive trends in Group results are continuing.

Last August, on the dates on which the first interim dividend is traditionally paid, the Santander Scrip Dividend programme was implemented in the amount of 0.15 euro per share. This is in line with the board’s proposal at the general shareholders’ meeting of March to apply this programme to the four dividends to be paid regarding the 2014 financial year, with total shareholder remuneration of 0.60 euro per share.

The success of this programme was again demonstrated on this occasion, as approximately 87.5% of the Bank’s share capital chose to receive shares.

5.- CONCLUSION

The transaction proposed today for your approval at this general shareholders’ meeting, which does not in any way undermine the

Speech by Ms. Ana Botín Extraordinary General Shareholders´ Meeting 15 September 2014

Group’s policy of having subsidiaries listed on stock exchanges, will permit an increase in earnings per share of the Group during the coming years, thanks to the favourable prospects for our bank in Brazil and to the confidence we have in the economy of that country.

This step also strengthens the geographic diversification of Banco Santander, which will be key to consolidating this new phase of our growth in profits.

As to the future, the Group has the capital base, balance sheet strength and capacity for revenue generation necessary to consolidate the growing and sustainable development of our results.

I feel particularly committed to this challenge, and I also have an excellent team and the support of a board of directors with great experience.

Maintaining the success story of recent decades will not be easy: the new competitive and regulatory environments are ever more demanding. However, we have a great opportunity and I approach this task with great confidence. I believe that we succeed because I know our teams well: their commitment to Santander, their highly qualified members, and their dedication to our clients.

I have complete confidence that together we will make Santander the leading institution for employees, clients, shareholders and society in every one of the markets in which we operate.

I hope to enjoy your support regarding all these issues, ladies and gentlemen shareholders.

Many thanks.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary Registration Statement on Form F-4 that contains a preliminary prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Speech by Ms. Ana Botín Extraordinary General Shareholders´ Meeting 15 September 2014